Exhibit 99.1

Medigus’ MUSE™ Continues to Gain Clinical Adoption in the U.S.
Innovative technology allows physicians to perform transoral fundoplication for effective, long-term treatment of acid reflux and improve patients’ GERD-related quality of life

OMER, Israel, June 24, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that its flagship medical device, the Medigus Ultrasonic Surgical Endostapler, or MUSE™ system, continues to gain clinical adoption in the U.S. While procedures are being performed in leading institutions around the country, the Borland-Groover Clinic in Jacksonville, FL continues to lead the number of procedures, most of which are performed by Dr. Ali Lankarani, Board Member, Advanced Therapeutic Endoscopy Center (ATEC) at Borland-Groover Clinic, and MUSE expert.

“Innovative technology, such as MUSE, may be the preferred method to treat patients who suffer from chronic GERD, especially if they are offered earlier in the course of the disease,” said Dr. Lankarani. “One of the challenges that we face today is that the majority of patients are simply treated for GERD-associated symptoms by medications and the underlying anatomical problem that causes GERD is ignored. Masking the GERD symptoms simply by medications can result in the loss of the window of opportunity for taking advantage of minimally invasive endoscopic treatment options such as MUSE that can correct the underlying anatomical problem and stop the GERD progression. Offering MUSE earlier in the course of the disease could eliminate the need for subjecting the patients to lifelong medication use, their side effects and cost. In addition, such proactive strategy might decrease the likelihood of need for open surgery later in life.”

MUSE is a minimally-invasive device platform that enables a single physician to perform transoral fundoplication (TF) for the long-term treatment of gastroesophageal reflux disease (GERD), commonly referred to as acid reflux, and effectively addresses the treatment gap between drug therapy and invasive surgery for GERD treatment.

“Before the procedure, my GERD symptoms were so severe that my life was greatly limited and I couldn’t participate in activities I enjoyed, such as spending time with my family or being physically active. My GERD was worsening and it eventually got to the point that I could no longer sing in my choir,” said Jeanene McCullough, one of Dr. Lankarani’s patients. “MUSE gave me my life back and I would encourage anyone with long-standing GERD to speak to their physician about this procedure.”

In previous clinical trials, 73% of patients who had undergone the procedure with MUSE reported significant improvement in their GERD-related quality of life. At six months following their procedures, 85% of participants were either completely off their acid-reducing medications (called Proton Pump Inhibitors, or PPIs) or had significantly reduced their dose. Four years following their procedures, 69% of participants continued to remain completely off PPIs.

To hear more from Dr. Lankarani on MUSE, visit http://www.lankarani.info/personal/muse or https://www.youtube.com/watch?v=dVJHxIw8q_Q.

Learn more about MUSE at http://www.medigus.com/healthcare-professional.

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, allowing stomach acids to rise (or reflux) into the esophagus, which causes heartburn, irritation and potentially other discomforts. GERD affects approximately 81 million Americans each year, 8.6 million of whom experience severe symptoms.1 While some patients can attain symptom relief through the use of proton pump inhibiters, or PPIs, (acid reducing medications), there is growing concern around the prolonged use of PPIs, including increased risk of renal failure2, dementia3, bone fracture and interference with the adsorption of essential vitamins and minerals.4 A persistent state of untreated GERD may lead to Barrett’s esophagus, a precancerous condition which can progress to esophageal cancer. Patients who suffer from persistent GERD are seven times more likely to develop esophageal cancer.ii

About The MUSE™ System
The MUSE™ system is a flexible transoral stapler that enables a minimally-invasive procedure for the long-term treatment of GERD. The device is fully integrated with latest technological advancements in microvisualization, ultrasound and surgical stapling, which allows a single physician or surgeon to perform anterior partial fundoplication more easily than with leading laparoscopic methods. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder, and includes a handle with controls, an 80 cm flexible shaft, a 5 cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a new, rounded distal tip for easier insertion. The MUSE system is FDA cleared and CE marked for the treatment of GERD and is reimbursable in the U.S. under Current Procedural Terminology (CPT®) code 43210 for Esophagogastric Fundoplasty Trans-Orifice Approach. CPT codes are descriptive terms physicians use for reporting all medical, surgical, and diagnostic services and procedures; Category I codes are most frequently used by healthcare providers when reporting a significant portion of their services. MUSE also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

i Rubenstein JH & Taylor JB. (2010). Meta-analysis: the association of oesophageal adenocarcinoma with symptoms of gastro-oesophageal reflux. Alimentary Pharmacology & Therapeutics,32(10):1222-7. doi: 10.1111/j.1365-2036.2010.04471.x. Epub 2010 Sep 23.
ii Lazarus, B., Chen, Y., Wilson, F. P., Sang, Y., Chang, A. R., Coresh, J., & Grams, M. E. (2016). Proton Pump Inhibitor Use and the Risk of Chronic Kidney Disease.JAMA Internal Medicine JAMA Intern Med, 176(2). doi:10.1001/jamainternmed.2015.7193
iii Gomm, W., Holt, K. V., Thomé, F., Broich, K., Maier, W., Fink, A., . . . Haenisch, B. (2016). Association of Proton Pump Inhibitors With Risk of Dementia. JAMA Neurology JAMA Neurol, 73(4), 410. doi:10.1001/jamaneurol.2015.4791
iv Tetsuhide Ito, MD, PhD & Robert T. Jensen, MD (2010). Association of Long-term Proton Pump Inhibitor Therapy with Bone Fractures and effects on Absorption of Calcium, Vitamin B12, Iron, and Magnesium. Current Gastroenterology Reports, 12(6): 448–457. doi:  10.1007/s11894-010-0141-0